Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159466

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated December 22, 2009

to Prospectus Dated July 2, 2009

INTRODUCTION

This is a Supplement to the prospectus dated July 2, 2009 (the “Prospectus”) for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes changes affecting the Large Cap Equity Fund and the International All Cap Equity Fund expected to be effective on or about January 19, 2010. This Supplement also describes changes affecting each of the five Retirement Date Funds expected to be effective on or about January 4, 2010. Finally, this Supplement describes changes affecting investment restrictions with respect to a portion of the International All Cap Equity Fund expected to be effective on or about January 4, 2010.

Generally, terms not defined in this Supplement that are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus without charge. You can request the Prospectus from State Street Bank by writing to the ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Retirement Funds program (the “Program”) at www.abaretirement.com.

ADDITIONS TO LINE-UP OF INVESTMENT ADVISORS TO

THE LARGE CAP EQUITY FUND AND

THE INTERNATIONAL ALL CAP EQUITY FUND

As described in the Prospectus, State Street retains the services of various Investment Advisors to assist it in the exercise of its investment responsibility with respect to the Funds or various portions thereof maintained under the Collective Trust as investment options under the Program. State Street exercises discretion with respect to the selection and retention of the Investment Advisors and may remove an Investment Advisor at any time, in each case subject to consultation with The Northern Trust Company (“Northern Trust”) as investment fiduciary, and otherwise subject to consultation with ABA Retirement Funds as sponsor of the Program. State Street, upon consultation with Northern Trust, has determined to modify the line-up of Investment Advisors for the Large Cap Equity Fund and the International All Cap Equity Fund, as described below.

The disclosure below is intended to replace the disclosure in the fourth paragraph appearing beneath the subcaption “Large Cap Equity Fund—Investment Advisors” on page 49 of the Prospectus.

Since July 6, 2009, State Street has retained Jennison Associates LLC and C.S. McKee, L.P. to serve as Investment Advisors to provide investment advice and arrange for the execution of purchases and sales of securities for the actively managed portion of the Large Cap Equity Fund. Effective on or about January 19, 2010, the line-up of Investment Advisors to State Street with respect to the Large Cap Equity Fund is expected to be modified by the addition of two new Investment Advisors, Delaware Investment Advisers and Columbus Circle Investors.

Delaware Investment Advisers, which we refer to as Delaware Investments. Delaware Investments is located at 2005 Market Street, Philadelphia, Pennsylvania 19103-7094 and was founded in 1929. Delaware Investments is a series of Delaware Management Business Trust, which effective on or about December 31, 2009 will be an indirect subsidiary of Macquarie Group Limited, an Australian bank holding company. Other entities in the corporate chain of control of which Delaware Investments will be a direct or indirect subsidiary include Delaware Management Company, Inc., Delaware Investments U.S., Inc., DMH Corp., Delaware Management Holdings, Inc. and Macquarie Bank Limited. As of September 30, 2009, Delaware Investments had assets under management of approximately $135.0 billion.

Columbus Circle Investors, which we refer to as CCI. CCI is located at One Station Place, Stamford, Connecticut 06902-6874 and was founded in 1975. In January 2005, Principal Global Investors acquired a 70% interest in CCI; the remainder of CCI is owned by employees of the firm. As of September 30, 2009, CCI had assets under management of approximately $14.0 billion.

As of the implementation of the above-described additions to the line-up of Investment Advisors, State Street expects that approximately 22%, 19%, 16%, 24% and 19% of the assets of the Large Cap Equity Fund will be allocated to, respectively, Delaware Investments, CCI, Jennison Associates LLC, C.S. McKee, L.P. and the indexed portion of the Fund.

The disclosure below is intended to replace the disclosure in the third paragraph appearing beneath the subcaption “International All Cap Equity Fund—Investment Advisors” on page 57 of the Prospectus.

Since July 6, 2009, State Street has retained Altrinsic Global Advisors, LLC, Eagle Global Advisors LLC, Martin Currie Investment Management, LTD and First State Investments International Limited to serve as Investment Advisors to provide investment advice and arrange for the execution of purchases and sales of securities for the International All Cap Equity Fund. Effective on or about January 19, 2010, the line-up of Investment Advisors to State Street with respect to the International All Cap Equity Fund is expected to be modified by the addition of a new Investment Advisor, LSV Asset Management.

LSV Asset Management, which we refer to as LSV. LSV, located at One North Wacker Drive, Chicago, Illinois 60606, was founded in 1994. LSV is a Delaware general partnership. The general partnership is 58% collectively owned by the sixteen employee-partners of LSV. SEI Funds, Inc. owns the remaining 42% of the firm. As of December 31, 2008, LSV had assets under management of approximately $40.4 billion. LSV currently serves as an Investment Advisor to the Small-Mid Cap Equity Fund.

As of the implementation of the above-described additions to the line-up of Investment Advisors, State Street expects that approximately 25%, 25%, 17%, 17% and 17% of the assets of the International All Cap Equity Fund will be allocated to, respectively, LSV, Altrinsic Global Advisors, LLC, Eagle Global Advisors LLC, Martin Currie Investment Management, LTD and First State Investments International Limited.

CHANGES TO DEDUCTIONS AND FEES

As described in the Prospectus, a fee is paid to each Investment Advisor with respect to the Managed Funds based on the value of the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the respective Managed Funds. The fees payable to the existing Investment Advisors for the Managed Funds (including the fee payable to LSV for services provided to the Small-Mid Cap Equity Fund) will not change.

Upon completion of the additions to the line-up of Investment Advisors to the Large Cap Equity Fund and International All Cap Equity Fund described above, the aggregate blended annual fee paid by each of the Large Cap Equity Fund and International All Cap Equity Fund to its respective Investment Advisors will change. The disclosure below is intended to replace the disclosure in the second paragraph appearing beneath the subcaption “Deductions and Fees—Investment Advisor Fees—Managed Funds” on page 114 of the Prospectus.

Each of the Large Cap Equity Fund and the International All Cap Equity Fund, effective on or about January 19, 2010, and the Small-Mid Cap Equity Fund, effective on or about July 6, 2009, pays its Investment Advisors aggregate fees at the following respective blended annual rates:

Fund	Advisory Fees
Large Cap Equity Fund	.275%
Small-Mid Cap Equity Fund	.502
International All Cap Equity Fund	.479

CHANGES TO THE RETIREMENT DATE FUNDS

As described in the Prospectus, the Retirement Date Funds provide a series of balanced investment funds each of which is designed by State Street Bank to correspond to a particular time horizon to retirement. The five Retirement Date Funds, designated as the Lifetime Income Retirement Date Fund, 2010 Retirement Date Fund, 2020 Retirement Date Fund, 2030 Retirement Date Fund and 2040 Retirement Date Fund, respectively, offer five separate “target retirement date” strategies, each with a distinct asset mix. With the exception of the Lifetime Income Retirement Date Fund, which is designed for those currently retired, each Retirement Date Fund’s asset mix will, over time, become progressively more conservative until the specified date on which most conservative investment mix is reached. The Retirement Date Funds utilize a broad range of asset classes and an annual rebalancing process to provide diversification of returns and risks consistent with the stated time horizon to retirement. Investment in each such asset class is obtained by investing in index strategies or other pooled strategies designed for low tracking error.

Each Retirement Date Fund has a different investment strategy representing different risk and reward characteristics that reflect the remaining time horizon to the most conservative investment mix. The longer the time horizon to the year in which a Retirement Date Fund will reach its most conservative investment mix, the greater is the Retirement Date Fund’s risk and potential reward profile. As now constituted, each Retirement Date Fund will reach its most conservative investment mix five years after its target retirement date. The target retirement date for each Retirement Date Fund, other than the Lifetime Income Retirement Date Fund, is the year specified in that Retirement Date Fund’s name.

The Lifetime Income Retirement Date Fund seeks to avoid significant loss of principal for investors who have reached or are beyond their retirement date and has the greatest weighting of bonds and other fixed-income securities to provide the most stability and income. The 2010 Retirement Date Fund currently seeks to provide a somewhat more aggressive blend of stability of principal and capital appreciation for participants planning to retire in or around the year 2010. The 2020 Retirement Date Fund currently seeks to provide long-term capital appreciation and more limited stability of principal for participants planning to retire in or around the year 2020. The 2030 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2030 and is comprised mainly of stocks and other equity securities for higher growth potential. The 2040 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2040 and is comprised mainly of stocks and other equity securities for the most growth potential. There can be no assurance that any Retirement Date Fund will achieve its investment objective.

Effective on or about January 4, 2010, the asset classes to which certain Retirement Date Funds maintain exposure and the weightings of exposures to asset classes at various time horizons to most conservative investment mix will undergo certain adjustments. The adjustments will incorporate a wider range of asset classes.

Exposure to a new asset class, global real estate, in the form of the FTSE EPRA/NAREIT Global Developed Liquid Index, will be incorporated into certain Retirement Date Funds. This Index is comprised of real estate investment trusts (REITs) and similar investment vehicles. The addition of this new asset class is intended to provide exposure to real assets that have the potential for growth as well as an additional level of diversification. Exposure to the global real estate asset class will be added to each Retirement Date Fund nine years prior to its target retirement date, funded entirely from reductions in the current equity allocations, and will grow to a 5% allocation from and after target retirement date.

Within the fixed-income asset class, exposure to U.S. high yield bonds, in the form of the Barclays Capital US High Yield Very Liquid Index, will be incorporated into certain Retirement Date Funds. High yield bonds are non-investment grade bonds that can be expected to provide an interest rate premium over investment grade bonds. Augmenting income potential within the fixed-income asset class is expected to bolster wage replacement as retirement approaches while also protecting against longevity risk after retirement. Exposure to U.S. high yield bonds within the fixed-income asset class will be added to each Retirement Date Fund 16 years prior to target retirement date and will grow to a 5% allocation seven years prior to target retirement date.

Also within the fixed-income asset class, the existing allocations to stable value fixed-income provided by the Principal Accumulation Fund will be eliminated in favor of an allocation to short- to intermediate-term bonds, in the form of the Barclays Capital 1-3 Year Government/Credit Index. This substitution is expected to provide a low-cost, entirely passive portfolio to Participants by eliminating the only underlying strategy within the Retirement Date Funds that is executed via active implementation. Exposure to short- to intermediate-term bonds within the fixed-income asset class will be added to each Retirement Date Fund at target retirement date and will grow to a 20% allocation five years after target retirement date. Increasing exposure to short- to intermediate-term bonds and thus decreasing the aggregate duration of the bond portfolio is expected to reduce the interest rate risk of the affected Retirement Date Funds.

The disclosure under the subcaption “Strategy” below is intended to replace the disclosure appearing beneath such subcaption under “Retirement Date Funds” beginning on page 76 of the Prospectus.

Strategy. The Retirement Date Funds generally seek to replicate the total return of respective composite benchmarks, in percentages determined from time to time with respect to each Retirement Date Fund. Effective from and after January 4, 2010, the composite benchmarks for the Retirement Date Funds have included some or all of the Barclays Capital U.S. Long Government Bond Index (f/k/a the Lehman Brothers Long U.S. Government Bond Index), the Barclays Capital U.S. Aggregate Bond Index (f/k/a the Lehman Brothers Aggregate Bond Index), the Barclays Capital US High Yield Very Liquid Index, the Barclays Capital 1-3 Year Government/Credit Index, the Barclays Capital U.S. Treasury Inflation Protected Securities, which we refer to as U.S. TIPS, Index (f/k/a the Lehman Brothers U.S. Treasury Inflation Protected Securities (TIPS) Index), the Standard & Poor’s 500® Index, the MSCI ACWI ex-US Index, the Standard & Poor’s MidCap® Index, the Russell 2000® Index and the FTSE EPRA/NAREIT Global Developed Liquid Index. The Retirement Date Funds also seek to maintain a level of volatility (measured as standard deviation of returns) that approximates that of their respective composite benchmarks.

Exposure to equity, fixed-income and other asset classes is obtained by investing indirectly in various index or other collective investment funds maintained by State Street Bank. These funds include, in varying allocations for the respective Retirement Date Funds, some or all of the following collective investment funds maintained by State Street Bank:

•	Long U.S. Government Index Securities Lending Fund, which we refer to as Long Government Bond Fund;

•	Passive Bond Market Index Securities Lending Fund, which we refer to as Bond Market Index Fund;

•	U.S. High Yield Bond Index Fund, which we refer to as High Yield Bond Fund;

•	U.S. Short-Term Government/Credit Bond Index Fund, which we refer to as Intermediate Bond Fund;

•	U.S. Treasury Inflation Protected Securities Fund, which we refer to as TIPS Fund;

•	S&P 500 Flagship Securities Lending Fund, which we refer to as the S&P 500 Index Fund;

•	Daily MSCI ACWI Ex-US Index Securities Lending Fund, which we refer to as the MSCI ACWI ex-US Index Fund;

•	S&P Mid-Cap Index Securities Lending Fund, which we refer to as S&P MidCap Index Fund;

•	Russell 2000 Index Securities Lending Fund, which we refer to as Russell 2000 Index Fund; and

•	SSgA/Tuckerman Global Real Estate Securities Index Fund, which we refer to as Real Estate Fund.

These collective investment funds, in addition to their specified equity, fixed-income and/or other investments, may also engage in transactions in derivatives, including, but not limited to, financial futures (including interest rate futures), swap contracts and foreign currency forwards, options and futures instruments, CMOs and other derivative mortgage-backed securities or other investments as State Street Bank deems appropriate under the circumstances. For the purpose of achieving income, each of these collective investment funds that includes the words “Lending Fund” in its name may lend a portion of its portfolio securities to brokers, dealers and other financial institutions, subject to the same limitations, and on the same terms, as are applicable to securities lending by the Funds as described in “Information with Respect to the Funds—Loans of Portfolio Securities.”

The Lifetime Income Retirement Date Fund invests in a combination of fixed-income securities, U.S. stocks, non-U.S. stocks and global real estate securities, and allocates its assets among these investments according to a fixed strategic asset allocation strategy. The Lifetime Income Retirement Date Fund is the most conservative strategy among the Retirement Date Funds. The Lifetime Income Retirement Date Fund is designed for investors who are past retirement age or otherwise are past initial withdrawal of substantial portions of their investments.

Assets of the Lifetime Income Retirement Date Fund are currently expected to be allocated in 2010 as follows:

Fixed-Income		65.0%
Long Government Bond Fund	0.0%
Bond Market Index Fund	20.0
High Yield Bond Fund	5.0
Intermediate Bond Fund	20.0
TIPS Fund	20.0

Equity		30.0%
S&P 500 Index Fund	22.0%
MSCI ACWI ex-US Index Fund	4.0
S&P MidCap Index Fund	2.5
Russell 2000 Index Fund	1.5

Other		5.0%
Real Estate Fund	5.0%

The 2010 Retirement Date Fund invests in a combination of fixed-income securities, U.S. stocks, non-U.S. stocks and global real estate securities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as annually, the 2010 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2015, the year that is five years after the 2010 target retirement date. Over time, the equity allocations decrease and the fixed-income allocations increase. By the year 2015, the 2010 Retirement Date Fund is currently expected to (and is expected to remain) invested in its most conservative mix of fixed-income, equity and real estate securities, comparable to that of the Lifetime Income Retirement Date Fund.

Assets of the 2010 Retirement Date Fund are currently expected to be allocated in 2010 as follows:

Fixed-Income		52.5%
Long Government Bond Fund	15.0%
Bond Market Index Fund	17.5
High Yield Bond Fund	5.0
Intermediate Bond Fund	2.5
TIPS Fund	12.5

Equity		42.5%
S&P 500 Index Fund	29.0%
MSCI ACWI ex-US Index Fund	8.0
S&P MidCap Index Fund	3.5
Russell 2000 Index Fund	2.5

Other		5.0%
Real Estate Fund	5.0%

The 2020 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks and fixed-income securities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as annually, the 2020 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2025, the year that is five years after the 2020 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2025, the 2020 Retirement Date Fund is currently expected to (and is expected to remain) invested in its most conservative mix of fixed-income, equity and real estate securities, comparable to that of the Lifetime Income Retirement Date Fund.

Assets of the 2020 Retirement Date Fund are currently expected to be allocated in 2010 as follows:

Fixed-Income		30.5%
Long Government Bond Fund	20.0%
Bond Market Index Fund	3.5
High Yield Bond Fund	3.5
Intermediate Bond Fund	0.0
TIPS Fund	3.5

Equity		69.5%
S&P 500 Index Fund	41.5%
MSCI ACWI ex-US Index Fund	16.5
S&P MidCap Index Fund	6.5
Russell 2000 Index Fund	5.0

Other		0.0%
Real Estate Fund	0.0%

The 2030 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks and fixed-income securities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as annually, the 2030 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2035, the year that is five years after the 2030 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2035, the 2030 Retirement Date Fund is currently expected to (and is expected to remain) invested in its most conservative mix of fixed-income, equity and real estate securities, comparable to that of the Lifetime Income Retirement Date Fund.

Assets of the 2030 Retirement Date Fund are currently expected to be allocated in 2010 as follows:

Fixed-Income		17.0%
Long Government Bond Fund	17.0%
Bond Market Index Fund	0.0
High Yield Bond Fund	0.0
Intermediate Bond Fund	0.0
TIPS Fund	0.0

Equity		83.0%
S&P 500 Index Fund	45.0%
MSCI ACWI ex-US Index Fund	21.5
S&P MidCap Index Fund	8.0
Russell 2000 Index Fund	8.0

Other		0.0%
Real Estate Fund	0.0%

The 2040 Retirement Date Fund currently invests in a combination of U.S. stocks, non-U.S. stocks and fixed-income securities, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as annually, the 2040 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2045, the year that is five years after the 2040 target retirement date. Over time, the equity allocations decrease and the fixed-income and real estate securities allocations increase. By the year 2045, the 2040 Retirement Date Fund is currently expected to (and is expected to remain) invested in its most conservative mix of fixed-income, equity and real estate securities, comparable to that of the Lifetime Income Retirement Date Fund.

Assets of the 2040 Retirement Date Fund are currently expected to be allocated in 2010 as follows:

Fixed-Income		10.0%
Long Government Bond Fund	10.0%
Bond Market Index Fund	0.0
High Yield Bond Fund	0.0
Intermediate Bond Fund	0.0
TIPS Fund	0.0

Equity		90.0%
S&P 500 Index Fund	45.0%
MSCI ACWI ex-US Index Fund	25.0
S&P MidCap Index Fund	10.0
Russell 2000 Index Fund	10.0

Other		0.0%
Real Estate Fund	0.0%

Allocations of the funds underlying the Retirement Date Funds are readjusted by State Street Bank on a quarterly basis to maintain the desired percentage allocations.

Each of the Retirement Date Funds is designed to minimize volatility for a given level of expected return. The mix of asset classes is evaluated based on long-term asset class forecasts for return and risk, as determined by State Street, subject to consultation with ABA Retirement Funds, and takes into account various macro-economic factors affecting the long-term outlook for the capital markets. While each portfolio’s asset allocation generally changes according to a predetermined schedule, State Street Bank will periodically re-evaluate this schedule to assess whether it remains consistent with the portfolio’s objective given any secular changes to the capital market environment.

Effective on or about January 4, 2010, the Retirement Date Funds will be subject to additional risks to the extent invested in REITs, high yield bonds and short- to intermediate-term bonds. The disclosure below is intended to supplement the disclosure appearing under the subcaption “Retirement Date Funds—Risk Factors” beginning on page 79 of the Prospectus.

Risk of Investing in REITs. To the extent invested in REITs, the Retirement Date Funds will be subject to the risks associated with investing in those securities. See “Real Asset Return Fund—Risk Factors—Risks of Investing in REITs.”

Risk of Investing in High Yield Bonds. To the extent invested in high yield bonds, the Retirement Date Funds will be subject to the risks associated with investing in those securities, including default risk, interest rate risk and liquidity risk. High yield bonds are fixed-income securities that are classified by statistical rating organizations as below investment grade at the time of purchase. The risk that an issuer will be unable to pay interest or principal when due, known as default risk, is greater for a high yield bond than for an investment grade bond. Default risk is also generally higher in periods of economic downturn. A default of an issuer on its obligations or the perceived deterioration of the ability of an issuer to meet its obligations will likely have an adverse effect on the value of that issuer’s bonds. In addition, high yield bonds are subject to interest rate risk, or the risk that prevailing interest rates will increase during the term of the bond. Interest rate risk is greater for bonds with longer durations. If prevailing interest rates rise during the term of the bond, the market value of the bond generally will fall. A change in the level of interest rates will tend to cause an inverse change in the net asset value per Unit of the Fund. Also, high yield bonds have a greater liquidity risk than investment grade bonds. When a bond experiences a decrease in liquidity, for example because the bond is in default, the Fund may have to accept a lower price for the bond or may not be able to sell the bond at all. An inability to sell a bond can adversely affect the net asset value per Unit of the Fund or prevent the Fund from being able to take advantage of other investment opportunities.

Risk of Investing in Short- to Intermediate-Term Bonds. To the extent invested in short- to intermediate-term bonds, the Retirement Date Funds will be subject to the risks associated with investing in those securities, including interest rate risk. Over time, interest rates on bonds change. If prevailing interest rates rise, the market value of bonds generally will fall. The risk that prevailing interest rates will increase during the term of the bond, known as interest rate risk, is greater for bonds with longer durations. A change in the level of interest rates will tend to cause an inverse change in the net asset value per Unit of the Fund.

CHANGES TO INVESTMENT RESTRICTIONS

As described in the Prospectus under “Information With Respect to the Funds—Investment Prohibitions,” State Street will not cause any Fund to make an investment that is inconsistent with certain restrictions applicable to the Fund. Effective on or about January 4, 2010, State Street has determined to modify the investment restrictions with respect to the portion of the International All Cap Equity Fund advised with the assistance of First State Investment International Limited, as described below. The disclosure below is intended to supplement the disclosure in the third paragraph appearing beneath the subcaption “Information With Respect to the Funds—Investment Prohibitions” on page 92 of the Prospectus.

The foregoing restriction on issuer concentration does not apply to the portion of the International All Cap Equity Fund advised with the assistance of First State Investment International Limited, which we refer to as First State. In lieu of such issuer concentration restriction, State Street has directed First State not to recommend an investment, and State Street will not cause the International All Cap Equity Fund to make an investment, in the securities of an issuer (other than the U.S. government and its agencies and other than short-term investment funds maintained by First State or State Street or its affiliates) if that investment would cause more than 8% of the portion of the Fund’s net assets allocated to First State to be invested in the securities of that issuer, determined at the time of purchase.